Exhibit 99.54

VERSES AI INC. Management’s Discussion and Analysis As of August 14, 2023

This Management’s Discussion and Analysis (“MD&A”) of VERSES AI Inc. (“Company” or “VERSES”) is for the three months ended June 30, 2023, and is prepared by management using information available as of August 14, 2023. The Company’s fiscal year end is March 31. The three months ended June 30, 2023, is referred to as “Q1 2024”, and the three months ended on June 30, 2022 is referred to as “Q1 2023”. This MD&A should be read in conjunction with the condensed consolidated interim financial statements of the Company for the three months ended June 30, 2023 and the Company’s audited consolidated financial statements for the year ended March 31, 2023, and the notes thereto, prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board.

This MD&A complements and supplements, but does not form part of, the Company’s condensed consolidated interim financial statements. This MD&A contains forward-looking statements. Statements regarding the adequacy of cash resources to carry out the Company’s exploration programs or the need for future financing are forward-looking statements. All forward-looking statements, including those not specifically identified herein, are made subject to cautionary language.

This MD&A is prepared in conformity with National Instrument (“NI”) 51-102F1 Continuous Disclosure Obligations.

All dollar amounts referred to in this MD&A are expressed in United States dollars unless otherwise indicated.

DISCLAIMER FOR FORWARD LOOKING STATEMENTS

This following MD&A contains “forward-looking statements” (also referred to as “forward-looking information”) within the meaning of applicable Canadian securities legislation. All statements, other than statements of historical facts, included in this MD&A that address activities, events or developments that the Company expects or anticipate will or may occur in the future, including statements about the anticipated impact of the operations of the Company, as well as the benefits expected to result from capital expenditures, potential management contracts for ongoing services, and other such matters are forward-looking statements. When used in this MD&A, the words “estimate”, “plan”, “anticipate”, “expect”, “intend”, “believe” and similar expressions are intended to identify forward-looking statements. There can be no assurance that the plans, intentions or expectations upon which these forward-looking statements are based will occur. Forward looking statements are subject to risks, uncertainties and assumptions, including those discussed elsewhere in this MD&A. Although the Company believes that the expectations represented in such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Some of the risks which could affect future results and could cause results to differ materially from those expressed in the forward-looking statements contained herein include but are not limited to risks related to: general business operations; sales assumptions; limited operating history; development of the Company’s brand; competition; need for continued improvement; intellectual property issues; interactive digital media; potential liability claims; litigation; insurance; economic downturns; currency; key personnel; conflicts of interest; changes in general applicable laws; compliance with advertising laws and regulations; foreign operations; no guaranteed return on investment; dilution; fluctuation of share price; access to capital; internal controls; accounting policies; and other factors beyond the control of the Company. These statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the risks as more particularly described under “Risk Factors.” Although the Company attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

VERSES AI INC. Management’s Discussion and Analysis As of August 14, 2023

BUSINESS OVERVIEW

The Company was incorporated under The Business Corporations Act (British Columbia) (the “BCBCA”) on November 19, 2020, under the name Chromos Capital Corp. On June 17, 2021, the Company changed its name to Verses Technologies Inc. and on June 21, 2021, the Company entered into a Contribution Agreement (the “Contribution Agreement”) with Verses Technologies USA, Inc. (formerly Verses Labs Inc.) (“VTU”) pursuant to which VTU’s shareholders exchanged all of the outstanding common shares for common shares of the Company (the “VTU Transaction”). Upon closing of the VTU Transaction on July 20, 2021, VTU became a wholly owned subsidiary of the Company, the shareholders of VTU held the majority of the shares of the Company’s outstanding common stock, all of the Company’s business was conducted through VTU and the management of VTU became the Company’s management.

On March 31, 2023, the Company changed its name to VERSES AI Inc.

VERSES is a cognitive computing company specializing in next generation Artificial Intelligence (AI) software. We have developed what we believe to be the first network operating system for distributed intelligence, KOSM™, along with software powered by KOSM.

VERSES’ ambition is to build tools that enable the Spatial Web, a hyper-integrated, hyper-personalized, hyper-automated, and ethically-aligned network of humans, machines, and AI agents and to become the leader in the dawning Age of Intelligence.

State of the art Generative AI models like GPT and DALL-E-2 excel at producing written and visual content by predicting the next statistically most probable word or pixel based on “correlations” and patterns found in enormous training data sets. While some of the compelling results might suggest an emergent spark of intelligence, mathematically, they simply mimic or parrot the input data on which they were trained, including the biases therein, without understanding or reasoning. Moreover, Generative AI models are complex, time consuming, expensive to develop, and once complete they are static and can’t be updated. The utility and value that Generative AI apps offer is vast but to achieve adaptive, self-learning, human level (or greater) intelligence in software that can perform with limited data, uncertainty, and unprecedented or dynamically-changing conditions and that is broadly applicable, many well respected AI experts believe that a radically different approach is required.

VERSES’ novel approach to AI, inspired by recent breakthroughs in neuroscience, namely Active Inference, is based on encoding knowledge and rules in a format that software agents can process to infer “causality” and the hidden states that generate observed data. In learning about the world, humans develop mental models trained through teaching and educating, whereby the learning process transforms information into a format amenable to modeling the cause-effect relationships that underpin the perceived data or content. Similar to how humans build mental models, the Active Inference framework allows software agents to develop accurate beliefs about cause-effect dynamics and update these beliefs by testing them through interaction and evaluating outcomes. Active Inference entails the missing element of “teaching” or “transforming” raw data into a format that drives the learning of an agent’s mental model. Causal modeling is a form of understanding, reasoning, or thinking that leads to increasingly more accurate predictions, decisions, and the ability to learn and adapt to new tasks and conditions not present in their input data. VERSES’ network operating system, KOSM™, is an implementation of the Active Inference framework.

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VERSES AI INC. Management’s Discussion and Analysis As of August 14, 2023

In addition to our unique approach to machine intelligence we address a fundamental problem in computing which is that the data in every software system (a single app or a suite of apps used by an organization) is incomplete (partial), and its data structures are heterogeneous and generally incompatible with other systems. Efforts to make systems interoperate result in bespoke integrations that are expensive, complex, and fragile. What’s more, Expert Insights estimates that 95% of all the world’s data is not accessible on the world wide web and is instead gated behind passwords. VERSES developed a Hyper Spatial Modeling Language (“HSML”) to represent the interrelationships and interdependencies between any person, place, thing, or activity as a contextualized graph structure. Transforming any raw data into HSML enables data interoperability between systems. Interoperability leads to availability of more context and in turn greater understanding and consequently better decision making. VERSES, in collaboration with the world’s largest standards development association (“IEEE”), are formalizing HSML as a global specification. IEEE is responsible for standards such as WiFi and Bluetooth and has designated the Spatial Web specifications a “public imperative” which is exclusively reserved for humanitarian projects such as nuclear energy, power grids, and voting machines.

VERSES has a first-mover advantage in a field that could create $25 trillion USD in economic value globally according to Mckinsey & Company in an article released on November 10, 2022. Generative AI has been so disruptive that Mckinsey radically amended their 2017 model for predicted impact such that their forecast was accelerated by over a decade and the automation applicability of AI increased from 50 to 60-70%.

Platform and Product Offerings

Our products are designed to enable the Spatial Web, a hyper-integrated, hyper-personalized, hyper-automated, and ethically-aligned network of humans, machines, and AI.

KOSM

Similar to an operating system like Windows or iOS that manages the resources - input, output, storage, compute, bandwidth – on a single device, KOSM is a network operating system for managing any resource on a unified network of hardware and software systems. Instead of controlling one camera, microphone, screen, or CPU, KOSM enables users to control any device’s functions – provided that they have the appropriate verifiable credentials.

KOSM continuously maps streaming data from sensors in the real world along with historical data from various sources into a unified context (HSML knowledge graph) upon which it can search, simulate, recommend, and execute requests based on user preferences and objectives. Each instance of KOSM is effectively a “digital brain”, a KOSM Agent, that can intermediate with other Agents. KOSM leverages HSML’s ability, by design, to provide a pathway to substantially greater context in combination with the computational cognition that Active Inference affords to become a universal distributed “context processing engine”.

KOSM’s core value proposition is providing interoperability, accountability, and transparency between hardware and software systems, while greatly improving privacy and security, in order to foster a global network of shared context, the benefit of which is greater mutual understanding and better and faster decision making for both humans and machines. Provided that a user has the proper credentials and that the relevant data is published to the network, a user’s Agent will be able to easily or automatically identify any person, place, or thing, and anything (or only certain things pending credentials) about them such as location, condition, age, cost, provenance etc.

KOSM Pod™

Individuals and institutions can instantiate a KOSM Pod™ in which to store the HSML knowledge graph that their KOSM Agent generates from various data sources such as email, cloud services, and local storage as selected and configured by the user. Instead of juggling hundreds of apps, sites, and services, each having fragmented, out of date data about them, KOSM Pod owners will aggregate and control a comprehensive, accurate, and up to date representation of their digital life to which they can grant and revoke access at a granular level. VERSES intends to offer turnkey hosting of KOSM Pods as a subscription service which, being based on HSML’s open specification, will be interoperable with and portable between other systems that are able to translate to and from HSML through easily developed connectors.

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VERSES AI INC. Management’s Discussion and Analysis As of August 14, 2023

GIA™

In the current paradigm of computing, to manage their personal and professional lives, users interact with a seemingly endless number of apps, sites, and services – Travelocity, Wells Fargo, LinkedIn, Amazon, Yelp, Wikipedia, Ticketmaster, Salesforce, Oracle, SAP, Snowflake etc. GIA (General Intelligent Agent) is VERSES’ platform for generating and customizing KOSM Agents that process the rich context in KOSM Pods including preferences, history, calendar, health, objectives as well as external conditions like location, weather, and traffic in order to provide hyper-personalized recommendations and carry out complex multi-step activities up to and including full automation of various tasks.

For example, an Agent aware that Mother’s Day is coming up may recommend sending flowers and, with the user’s review or permission, may optimally and autonomously execute this suggestion. This requires that the Agent have rich context such as account information for relevant florist websites, shipping address, preferred flower type and color based on past purchases or popular trends, potential allergies, budget, payment information, available discount codes, knowledge of past or future events to reference in the accompanying card as well as the ability to interact with the florist site through its user interface or via an Application Programming Interfaces (“API”). An Agent could perform similar context-dependent, multi-decision, and multi-step functions in a professional capacity such as aggregating info from multiple sources into a unified report with charts, graphs, summaries, and suggested action items.

WAYFINDER™, powered by KOSM, is a combination handheld app, microservices, and web-based portal that work together to optimize and automate operations in logistics-heavy environments. WAYFINDER mobile app assists warehouse workers with locating specific items by guiding them to the exact location in the 3D space, thus streamlining the process of picking, replenishing, and auditing inventory. The routing microserve, along with other capabilities like slotting (optimal placement), capacity (optimal flow), and inventory management, can be accessed through APIs. Finally, we offer a web portal containing a dashboard, analytics, and administrative functionality.

We are well positioned to serve a wide variety of customers and channel partners including enterprise, business-to-consumer (B2C) and third-party developers. Within the enterprise space, KOSM can help large customers with complex supply chains across several industries including retail, healthcare, parcel delivery, field services, maintenance and inspection and security. We utilize a variety of revenue models to meet our partner’s and customer’s needs, but primarily benefit from a predictable, recurring revenue model from enterprise clients based on multi-year contracts with additional microservices for data feeds, digital twins, simulations, and other services. In addition to the large enterprise strategy, we are currently developing solutions that we aim to widely disseminate to the public, and such solutions are being developed to enable services such as cross-domain search, virtual AI assistant and others based on a “freemium” and upsell model. These public offerings rely on the same underlying technology platform as the enterprise offerings and can therefore provide technological synergy, greater scale, and consistent user experiences across the various platforms without engineering rework.

KOSM Agents

We envision the shift from the information age to the intelligence age as a fundamental shift in user experience, moving from interacting with dozens of narrow purpose applications to interfacing with A.I.-based Intelligent Agents. KOSM Agents are intelligent software processors that have been designed to run on cloud services or edge devices and that can read from and write to KOSM knowledge models in order to sense, model, plan and act. Much like a real personal assistant, they have been designed to reason and solve complex problems based on context, goals, requirements and restrictions. The more context – i.e. location, schedule, weather, history, preferences, goals, available resources – that a KOSM Agent has, the more hyper-personalized the results and recommendations it can provide. Unlike mobile and desktop apps, KOSM Agents are designed to adapt to dynamically changing conditions and collaborate with other agents which are essential for evolving from automatic, to autonomous, and ultimately, to autonomic self-organizing systems.

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VERSES AI INC. Management’s Discussion and Analysis As of August 14, 2023

KOSM Search

Today, information is fragmented across numerous sources including websites, behind passwords and firewalls, and in the case of large enterprises – stored in various technology platforms deployed as a Software-as-a-Service (“SaaS”) model. This data, however, is disconnected and each repository is inherently incomplete. We believe that KOSM’s ability to hyper-integrate systems and software into interconnected searchable cross-domain models enables an unprecedented level of richly contextualized and shareable knowledge. Users can query their personal KOSM Agent via voice or text prompts, and results can be represented in several ways: text, a structured table of rows and columns, formatted code snippets, images, audio, or 2D and 3D visualizations which can be (as appropriate) filtered, sorted, or otherwise interrogated. We anticipate these capabilities may be disruptive to current approaches to data science, data analytics, business intelligence and similar enterprise skills and software.

KOSM Exchange

We plan to develop a KOSM Exchange that can serve as a curated catalog of reusable assets such as APIs, policies, templates, use-case examples, datasets, rulesets, widgets and connectors. Users would be able to publish, share, discover, learn about and reuse assets to facilitate collaboration, boost productivity and promote standards.

In addition to the assets provided by us, creators would be able to choose to share their own published assets, whether privately to a select group of users and groups, or publicly to everyone. Creators could offer these assets for free or at a premium cost. In either case, each creator would be responsible for all maintenance and support of their creations. We plan to take a revenue share on all premium assets and the percentage split will be determined as the KOSM Exchange platform becomes available.

The KOSM Exchange will be designed to facilitate users finding assets via a text-based search engine, as well as by browsing sections of the Exchange organized by category, or grouped as “Featured”, “Recent”, and “Recommended”. Verified buyers are expected to be able to provide ratings and reviews.

In addition to the KOSM Exchange as a standalone destination, we plan to embed quick search functionality in the appropriate sections of each IOFLOW Module for in-context easy access to assets.

WAYFINDER AND WAYFINDER SERVICES

WAYFINDER™, is an application, powered by KOSM, that is designed to demonstrate the benefits of a multi-dimensional knowledge model applied to the supply chain sector. It assists warehouse workers with several day-to-day tasks, including picking, put-away, inventory inquiries and replenishment. The combination handheld app and web-based portal work together to optimize and automate task-based operations in logistics-heavy environments such as warehouses and retail locations by improving the use of space and the flow of assets in it via highly contextualized predictive intelligence and AI-assisted modeling and routing. WAYFINDER leverages a multi-dimensional knowledge model of the warehouse to direct users trying to locate specific items in a warehouse or other facility to the exact location in the 3D space. This model can be used to coordinate human activity alongside autonomous robots and drones for optimizing various tasks. The WAYFINDER mobile app directs users through a multi-modal guided workflow with both visual and audio instructions. WAYFINDER improves productivity by reducing the time needed to locate items within the facility, while also reducing staff members’ mental fatigue and expediting time to proficiency for new hires.

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VERSES AI INC. Management’s Discussion and Analysis As of August 14, 2023

Additional functionality in development for the WAYFINDER portal includes:

single-site or multisite aggregate operational Key Performance Indicators (“KPIs”) such as tasks per hour, units per hour, active employees, inventory levels, activity volume.

●	3D digital twin view of the site and the location of all registered assets (employee, device, machine, product) and its individual KPIs.
●	Heatmap illustrating the areas where and which type of activity is occurring.
●	Recommendations to reposition assets for optimal accessibility and flow.
●	Return on investment estimates to help managers determine when, where, how and who to assign tasks to.
●	Slot optimization (ideal placement of product).
●	Space utilization (product flow efficiency).
●	Real time asset tracking and inventory management.

The collective value proposition of these features for warehouse operators is improved cash flow, greater throughput, de-risked compliance with service level agreements, deferred or eliminated capital expenses, faster employee onboarding, lower employee turnover and reduced employee headcount for the same output.

Other use cases for optimizing activities and flows with WAYFINDER include:

●	Retail. Front of the house and back of the house activities.
●	Healthcare. Moving patients and assets throughout hospitals.
●	Parcel Delivery. Tasking and routing of delivery routes as well as keeping track of where the asset is located on the vehicle.
●	Field Services. Directing workers to a location and completing a task.
●	Maintenance & Inspection. Guided workflow with step-by-step instructions.
●	Security. Directions to follow security routes and attend to alerts.

Research and Development

Our AI R&D team, led by Chief Scientist, Karl Friston, is composed of some of the world’s leading experts in computational neuroscience, which is the study of the principles that govern the development, structure, physiology, and cognitive abilities of the brain and the nervous system, and how these mathematical and statistical models can be applied in software.

The core function of the R&D team is to explore new techniques and emerging technologies while working closely with our Engineering staff to align outcomes with commercial product objectives. Among other things, the team generates whitepapers, demonstrations and proofs-of-concept in order to help qualify and quantify the business value of continued investment or inspire new product development.

Our team of multi-PhD researchers have collectively published over 2,000 papers (including 30+ with VERSES affiliation) and bring a diverse set of competencies and expertise including:

●	Active Inference
●	Bayesian Scene Graphs
●	Category Theory
●	Cognition & Neuroscience Modeling
●	Computational Phenomenology
●	Control Theory
●	Eco-Bio-Psycho-Social
●	Free Energy Principle
●	Model-based Reinforcement Learning
●	Social Sciences (philosophy, neuroscience, psychology, anthropology)
●	Swarm Intelligence

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VERSES AI INC. Management’s Discussion and Analysis As of August 14, 2023

Highlights - Q1 2024

On April 13, 2023, the Company announced a second amendment to the Warrant Indenture to increase the number of Warrants issuable thereunder from 19,843,693 Warrants to up to 20,508,553 Warrants.

On April 13, 2023, the Company announced a third amendment to the Warrant Indenture to increase the number of Warrants issuable thereunder from 20,508,553 Warrants to up to 20,718,553 Warrants.

On April 24, 2023, the Company announced it had received aggregate gross proceeds of $2,486,300 from the exercise of 189,130 broker warrants, 1,826,996 Class A subordinate voting share purchase warrants and 650,000 stock options. In connection with the foregoing exercises. The Company issued a total of 2,666,126 Class A subordinate voting shares and issued 31,485 broker share purchase warrants.

On June 23, 2023, the Company announced the confirmation that its stock has been made available for trading on Cboe’s Netherlands and UK exchanges enabling secondary trading and local currency access to European and UK investors. The shares of the Company continue to trade on Cboe Canada, the new business name of the NEO Exchange Inc., Canada’s Tier 1 stock exchange or the Purpose-Driven Innovation Economy, under the ticker symbol: VERS, and remain available for trading on OTCQX: under the ticker VRSSF. The new ticker symbols are as follows: Cboe UK: J9Ad, Cboe EU: J9Ad.

On June 26, 2023, the Company announced the release of an AI industry report titled “THE ROAD TO AUTONOMY: A Path to Global AI Governance”. The report combines the legislative expertise from Dentons, the world’s largest multinational law firm, and the AI acumen of VERSES with the guidance on technical standards from the Spatial Web Foundation to provide an in-depth analysis of the legal and key legislative trends from across the world on the state of AI regulation and recommendations for a path forward for government regulation of AI.

On June 26, 2023, the Company announced that it has entered into an agreement with Canaccord Genuity Corp. and ATB Capital Markets Inc. (together, the “Broker Dealers”) to act as co-lead underwriters, co-lead agents, and joint bookrunners in connection with the Offering (as defined below). The Broker Dealers, alone or on behalf of a syndicate, will assist the Company on (a) a “commercially reasonable efforts” underwritten overnight marketed offering (the “LIFE Offering”) of units of the Company (the “LIFE Units”); and (b) a “best efforts” agency basis private placement (the “Private Placement”, and together with the LIFE Offering, the “Offering”) of special warrants of the Company (the “Special Warrants”). Each Special Warrant shall be exercisable for one unit of the Company (each, an “Equity Unit”, and together with the LIFE Units, the “Units”) at no additional cost.

The Offering has been structured to take advantage of the listed issuer financing exemption from prospectus requirements (the “Exemption”) in Part 5A of National Instrument 45-106 – Prospectus Exemptions (“NI 45-106”), whereby shares issued pursuant to the Exemption are freely tradeable listed equity securities not subject to any hold period (see below). The LIFE Offering will be conducted in all the provinces of Canada, except Ontario and Québec, under the Exemption, for aggregate gross proceeds up to C$10,000,000. The Private Placement will be conducted in all the provinces of Canada, except Ontario and Québec, pursuant to the “accredited investor” exemption from prospectus requirements in Part 2.3 of NI 45-106, for aggregate gross proceeds up to C$3,000,000. Both the LIFE Offering and the Private Placement may be conducted in the United States pursuant to exemptions from the registration requirements under Rule 144A and/or Regulation D of the United States Securities Act of 1933, as amended (the “1933 Act”), subject to receipt of all necessary regulatory approvals, and in those other jurisdictions outside of Canada and the United States provided it is understood that no prospectus filing or comparable obligation arises in such other jurisdiction. The LIFE Units will not be subject to resale restrictions pursuant to applicable Canadian securities laws. The Equity Units will be subject to a statutory hold period of four months in accordance with applicable Canadian securities laws.

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VERSES AI INC. Management’s Discussion and Analysis As of August 14, 2023

On July 6, 2023 the Company announced that it has closed the previously announced underwritten overnight marketed offering of units (the “LIFE Units”) of the Company, for gross proceeds of $9,897,498.40 at no additional cost, for gross proceeds of $8,037,618. The Brokered Offering was conducted pursuant to an underwriting and agency agreement among the Company, Canaccord Genuity Corp. (“Canaccord”), acting as sole bookrunner, and ATB Capital Markets Inc. (“ATB”, and together with Canaccord, the “Broker Dealers”), as co-lead underwriters and co-lead agents, on behalf of a syndicate consisting of Cormark Securities Inc., Haywood Securities Inc. and PI Financial Corp. (collectively, the “Underwriters” or the “Agents”, as applicable). Concurrently, the Company closed a non-brokered private placement (the “Non-Brokered Private Placement”, and together with the Brokered Offering, the “Offering”).

Pursuant to the Offering, a total of 4,878,048 LIFE Units were sold at a price per LIFE Unit of $2.05 (the “Offering Price”) and 6,612,849 Special Warrants were sold at the Offering Price for aggregate gross proceeds of $23,556,339. Each Unit consists of one Class A Subordinate Voting share of the Company (a “Share”) and one-half of one Share purchase warrant (each whole warrant, a “Warrant”). Each Warrant will entitle the holder thereof to acquire one Share (each, a “Warrant Share”) at an exercise price of $2.55 per Share, subject to adjustment in certain circumstances, for a period of 36 months from July 6, 2023 (the “Closing Date”) and will be governed by the terms of a warrant indenture (the “Warrant Indenture”) between the Company and Endeavor Trust Company. If, at any time following the Closing Date, the daily volume weighted average trading price of the Shares on the CBOE Exchange is greater than $5.55 per Share for the preceding 10 consecutive trading days, the Company shall have the right to accelerate the expiry date of the Warrants to a date that is at least 30 trading days following the date of written notice to warrant holders of such acceleration.

In connection with the Offering, the Company (i) paid to the Underwriters and the Agents a cash commission equal to 7.0% of the aggregate gross proceeds raised from the Offering (the “Cash Commission”), with such amount reduced to 2.0% in respect of certain president’s list purchasers designated by the Company (the “President’s List Purchasers”); (ii) paid to the Broker Dealers a corporate finance fee, comprised of a cash payment; and (iii) will issue to the Underwriters such number of compensation warrants (the “Broker Warrants”) as is equal to 7.0% of the aggregate number of LIFE Units sold in the Offering; and will issue to the Agents such number of compensation special warrants (the “Broker Special Warrants”) as is equal to 7.0% of the aggregate number of Special Warrants sold in the Offering, provided that the number of Broker Warrants and Broker Special Warrants, as applicable, will be reduced to 2.0% in respect of sales to President’s List Purchasers. In addition, the Company (i) paid to certain finders a cash commission equal to 5.0% of the aggregate gross proceeds raised from sales to President’s List Purchasers and will issue to certain finders such number of Broker Warrants and Broker Special Warrants as is equal to 5.0% of the aggregate gross proceeds raised from sales to President’s List Purchasers under the Offering; (ii) paid to TriView Capital Ltd. (“TriView”) a corporate finance fee satisfied through a cash payment and the issuance of such number of Broker Warrants and/or Broker Special Warrants as is equal to 1.0% of the aggregate number of LIFE Units and Special Warrants sold in the Offering; and (iii) will issue to certain advisors 50,000 Units in connection with sales to President’s List Purchasers under the Offering.

Each Broker Special Warrant shall be exercisable for one Broker Warrant at no additional cost and will be automatically converted into (without payment of any further consideration and subject to customary anti-dilution adjustments) Broker Warrants on the date that is the earlier of: (i) the date that is three business days following the Qualification Date and (ii) the date that is four months and a day following the Closing Date pursuant to the terms of the broker special warrant certificates (the “Broker Special Warrant Certificates”). Each Broker Warrant will entitle the holder to acquire one unit of the Company comprised of one Share (a “Broker Unit Share”) and one-half of one Share purchase warrant (each whole warrant, a “Broker Unit Warrant”), pursuant to the terms of the broker warrant certificates (the “Broker Warrant Certificates”). Each whole Broker Unit Warrant will entitle the holder to purchase one Share (a “Broker Unit Warrant Share”) at an exercise price of $2.55 at any time on or before the date which is 36 months from the Closing Date, pursuant to the terms of the Warrant Indenture, and such Broker Unit Warrants will have the same terms as the Warrants and will be subject to the terms and conditions of the Warrant Indenture.

The Company has agreed to prepare and file a short form prospectus (the “Prospectus”) qualifying the distribution of the Equity Units issuable on conversion of the Special Warrants and the Broker Warrants issuable on conversion of the Broker Special Warrants in Alberta, British Columbia and Ontario. In the event a receipt for the preliminary Prospectus has not been issued within 45 days of the Closing Date, each unconverted Special Warrant and Broker Special Warrant will thereafter be convertible into 1.1 Equity Units (instead of one Equity Unit) (the additional 0.1 Equity Units, collectively, the “Penalty Units”) and 1.1 Broker Warrants (instead of one Broker Warrant) (the additional 0.1 Broker Warrants, collectively, the “Penalty Broker Warrants”), respectively; provided, however, that any fractional entitlement to Penalty Units or Penalty Broker Warrants will be rounded down to the nearest whole Penalty Unit or Penalty Broker Warrant, as applicable, without further payment or action by the holder thereof on the first business day following conversion of the Special Warrants and Broker Special Warrants. Until a receipt is issued for the final Prospectus, securities issued in connection with the Brokered Private Placement and Non-Brokered Private Placement will be subject to a four month hold period from the date of issue.

Subsequent to the period ending June 30, 2023, all Convertible Debentures were converted into 4,372,648 Class A shares and 2,186,293 purchase warrants.

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VERSES AI INC. Management’s Discussion and Analysis As of August 14, 2023

SELECTED QUARTERLY FINANCIAL INFORMATION

The following table presents selected financial information for each of the last eight quarters.

	June 30, 2023	March 31, 2023	December 31, 2022	September 30, 2022
	$	$	$	$
Revenue	275,519	392,492	560,546	278,547
Net comprehensive profit (loss)	(8,150,603)	(5,240,776)	(4,571,356)	(4,860,559)
Loss Per Class A Subordinate Voting Shares - Basic and Diluted	(0.07)	(0.04)	(0.04)	(0.04)
Loss Per Class B Proportionate Voting Shares - Basic and Diluted	(0.41)	(0.28)	(0.25)	(0.25)
Total assets	11,215,601	8,640,747	8,010,329	12,157,910
Working capital	1,665,651	640,853	4,544,825	8,680,727

	June 30, 2022	March 31, 2022	December 31, 2021	September 30, 2021
	$	$	$	$
Revenue	373,519	347,492	278,546	2,087,803
Net comprehensive profit (loss)	(5,188,088)	(2,499,793)	(1,820,467)	(4,308,141)
Loss Per Class A Subordinate Voting Shares - Basic and Diluted	(0.05)	(0.02)	(0.02)	(0.05)
Loss Per Class B Proportionate Voting Shares - Basic and Diluted	(0.32)	(0.15)	(0.11)	(0.31)
Total assets	6,126,884	9,028,388	11,246,275	3,097,133
Working capital (deficit)	2,653,482	6,514,837	9,375,459	(1,337,846)

During the quarter ending September 30, 2021, the Company recorded revenues of $2,087,803, because of the recognition of the project setup fee for the SaaS project agreement of $2,000,000, and net comprehensive loss of $4,308,141 mostly related to the reverse takeover realized in July 2021 ($5,352,659).

During the quarter ending June 30, 2022, the Company recorded a net comprehensive loss of $5,188,088, mainly due to research and development ($1,297,122), and share-based ($1,063,241) expenses.

During the quarter ended March 31, 2023, the Company recorded net comprehensive loss of $5,240,776, which is $669,420 higher than the net comprehensive loss recorded in the quarter ending December 31, 2023, due to lower grant income and revenue ($383,723), and higher interest expenses from the convertible debenture ($101,918).

During the quarter ended June 30, 2023, the Company recorded net comprehensive loss of $8,150,601, which is $2,909,825 higher than the net comprehensive loss recorded in the quarter ending March 31, 2023, due higher marketing expenses ($942,011), share-based payments from the re-valuation of the options and broker warrants ($615,394), investor relations expenses ($465,535), and research and development expenses ($414,746).

9

VERSES AI INC. Management’s Discussion and Analysis As of August 14, 2023

SELECTED QUARTERLY FINANCIAL INFORMATION

The following table sets forth selected financial information for Q1 2024 and Q1 2023, which has been derived from the condensed consolidated interim financial statements and accompanying notes, in each case prepared in accordance with IFRS. The following discussion should be read in conjunction with the condensed consolidated interim financial statements, and it may not be indicative of the Company’s future performance.

FINANCIAL RESULTS FOR THE THREE MONTHS ENDED JUNE 30, 2023

	Q1 2024 $	Q1 2023 $
Total revenue	275,519	373,519
Net loss	(8,138,503)	(5,187,227)
Loss Per Class A Subordinate Voting Shares - Basic and Diluted	(0.07)	(0.05)
Loss Per Class B Proportionate Voting Shares - Basic and Diluted	(0.41)	(0.32)
Total assets	11,215,601	6,126,884
Total liabilities	9,360,459	3,164,285

The following table provides an overview of the financial results in Q1 2024 as compared to Q1 2023:

	Q1 2024	Q1 2023
Revenue	$275,519	$373,519
Cost of revenue	(269,070)	(273,785)
	6,449	99,734
Expenses:
Accounting fees	114,637	228,089
Consulting fees	834,798	195,614
Depreciation	60,810	56,527
Investor relations	622,449	46,912
Legal fees	348,588	336,070
Management fees	-	288,436
Marketing	1,442,622	709,130
Office and general	347,953	235,475
Personnel expenses	691,366	560,799
Rent	2,220	2,220
Research and development	1,981,374	1,297,222
Share based payments	1,046,212	1,063,241
Travel and meals	229,894	346,107
	7,722,923	5,365,842

Other items:
Interest expense	(286,200)	(6,388)
Accretion expense	(167,829)	-
Other income	32,000	13,702
Grant income	-	71,567
NET LOSS	$(8,138,503)	$(5,187,227)

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VERSES AI INC. Management’s Discussion and Analysis As of August 14, 2023

DISCUSSIONS OF OPERATIONS

VERSES recorded a net loss of $8,138,503 in Q1 2024, which is $2,951,276 higher than the loss of $5,187,227 in Q1 2023, mainly attributed to increases in marketing expenses ($733,492), consulting fees ($639,184), research and development ($684,152), and investor relations expenses ($575,537).

Revenues

During Q1 2024, the Company’s revenue was $275,519, a decrease of $98,000 compared to $373,519 during Q1 2023. This decrease is attributable to the completion of proof of concept projects during Q1 2023.

For the quarter ended	Q1 2024	Q1 2023	Change
Recognized at a point in time	$-	$98,000	$(98,000)
Recognized over the duration of contracts	275,519	275,519	-
Total revenue	$275,519	$373,519	$(98,000)

Cost of revenue

The Company incurred $269,070 in cost of revenue during Q1 2024, a decrease of $4,715 when compared to $273,785 during Q1 2023, mainly attributed to improved efficiencies in proof of concept project delivery.

Expenses

Expenses increased $2,357,079 from $5,365,842 in Q1 2023 to $7,722,921 in Q1 2024. The changes in expenses were attributable to the following items:

For the period ended	Q1 2024	Q1 2023	Change
Accounting fees	$114,637	$228,089	$(113,452)
Consulting fees	834,798	195,614	639,184
Depreciation	60,810	56,527	4,283
Investor relations	622,449	46,912	575,537
Legal fees	348,588	336,070	12,518
Management fees	-	288,436	(288,436)
Marketing	1,442,622	709,130	733,492
Office and general	347,953	235,475	112,478
Personnel expenses	691,366	560,799	130,567
Rent	2,220	2,220	-
Research and development	1,981,374	1,297,222	684,152
Share based payments	1,046,212	1,063,241	(17,029)
Travel and meals	229,894	346,107	(116,213)
Total operating expenses	$7,722,923	$5,365,842	$2,357,081

●	Accounting fees decreased by $113,452 as a result of less audit-related work and tax compliance services being required post-public listing.

●	Consulting fees increased by $639,184 as a direct result of advisory service increases.

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VERSES AI INC. Management’s Discussion and Analysis As of August 14, 2023

●	The investor relations increase of $575,537 is mostly attributed to investor communications initiatives that directly related to the Company’s public offerings and ongoing investor relations.

●	Legal fees increased by $12,518 when compared to the previous year mainly due to additional fundraising activities and the increase in warrant exercises during the period.

●	Management fees decreased by $288,436 due to key positions converting their independent contractor agreements to payroll agreements.

●	The increase of $733,492 related to marketing is attributable to increases in branding campaign spends.

●	Office and general expenses increased by $112,478 attributable to insurance amortization.

●	Personnel expenses increased by $130,567 mainly due to the Company converting some independent contractor agreements to payroll employees and hiring additional key personnel to support the Company’s growth.

●	Research and development increased by $684,152 as the Company focused on further development of its products, as well as incubation of new concepts.

●	Share based compensation decreased by $17,029 due to stock options and restricted stock units granted to the Board of Directors and key strategic consultants during the period ended June 30, 2022.

●	Travel and meals decreased by $116,213 as Q1 2023 included a one-time development team retreat ($166,073).

Other items

During Q1 2024, other items amounted to an expense of $224,247 which is an increase of $708,525 from an expense of $9,925 during Q4 2022. The changes in other items were impacted by the following items:

For the period ended	Q1 2024	Q1 2023	Change
Interest expense	$(286,200)	$(6,388)	$(279,812)
Accretion expense	(167,829)	-	(167,829)
Other income	32,000	13,702	18,298
Grant income	-	71,567	(71,567)
Total other items	$(422,029)	$78,881	$(500,910)

●	Interest expense increase relates to the interest accrual of the convertible debentures issued during Q4, 2023.

●	Accretion expense attributable to convertible debenture issued during Q4 2023.

●	Other income of $32,000 consisted of interest income from the Company’s interest-bearing account.

●	Grant income was related to a government grant received from Innovation and Networks Executive Agency (INEA), which was delegated under the European Commission. The grant was awarded for the project entitled Creating the 21st century spatial ecosystem – FF2020. Grant income decreased because the Company is concluding the final deliverables for the final grant payment.

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VERSES AI INC. Management’s Discussion and Analysis As of August 14, 2023

LIQUIDITY AND CAPITAL RESOURCES

For the period ended	June 30, 2023	June 30, 2022	Change
Cash used in operating activities	$(6,398,622)	$(3,638,402)	$(2,760,220)
Cash used in investing activities	(49,179)	(120,014)	70,835
Cash provided (used in) financing activities	8,280,989	(34,793)	8,315,782
Foreign exchange effect on cash	(12,100)	(861)	(11,239)
Net change in cash and restricted during the period	$1,821,088	$(3,794,070)	$5,615,158

Cash used in operating activities is comprised of net loss, add-back of non-cash expenses, and net change in non-cash working capital items. Cash used in operating activities increased to $6,398,622 in the quarter ended June 30, 2023 from $3,638,402 in the quarter ended June 30, 2022. The increase is attributed to the higher loss adjusted by items not involving cash in the period ended June 30, 2023 ($2,912,886).

The increase in financing activities is due to net proceeds from the exercise of warrants and options in the period ended June 30, 2023 ($7,536,072), and subscriptions received in advance ($780,791).

The ability of the Company to arrange additional financing in the future will depend, in part, on the prevailing capital market conditions and its success with its strategic collaborations. Any quoted market for the Company’s shares may be subject to market trends generally, notwithstanding any potential success of the Company in creating new revenues, cash flows or earnings.

Historically, the Company has used net proceeds from issuances of debt and shares to provide sufficient funds to meet its near-term asset development plans and other contractual obligations when due.

COMMITMENTS

The Company has an obligation to pay royalties to Cyberlab, LLC (a company owned by a director and officer). Cyberlab shall be entitled to receive a share of the gross revenue derived from the sales, licensing and other commercial activities involving Spatial Domain Names, pursuant to the following schedule:

●	Years 1 through 10 of the Spatial Domain Program: Cyberlab shall be entitled to Five Percent (5%) of all gross revenue from the Spatial Domain Program, while VERSES shall retain the remaining Ninety-Five Percent (95%) to allocate between itself and other Spatial Domain Program stakeholders (e.g. registries, registrars, etc.) as it sees fit.
●	Years 11 through 14 of the Spatial Domain Program: Cyberlab shall be entitled to retain Four Percent (4%) of all gross revenue from the Spatial Domain Program, while VERSES shall retain the remaining Ninety-Six Percent (96%).
●	Years 15 through 17 of the Spatial Domain Program: Cyberlab shall be entitled to retain Three Percent (3%) of all gross revenue from the Spatial Domain Program, while VERSES shall retain the remaining Ninety-Seven Percent (97%).
●	Years 18 and 19 of the Spatial Domain Program: Cyberlab shall be entitled to retain Two Percent (2%) of all gross revenue from the Spatial Domain Program, while VERSES shall retain the remaining Ninety-Eight Percent (98%).
●	Years 20 through 25 of the Spatial Domain Program: Cyberlab shall be entitled to retain One Percent (1%) of all gross revenue from the Spatial Domain Program, while VERSES shall retain the remaining Ninety-Nine Percent (99%).

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VERSES AI INC. Management’s Discussion and Analysis As of August 14, 2023

The Company is obligated to grant stock options (“Options”), deferred share units (“DSU”) or restricted stock units (“RSU”) to qualifying consultants and employees at terms to be determined at grant date based on the market price of the Company’s shares.

Equity Compensation Type	Company	Equity Incentive Units
Options, RSU or DSU	Verses AI Inc.	12,566,056
Options, RSU or DSU	Verses, Inc.	2,017,208
Options, RSU or DSU	Verses Logistics Inc.	1,112,500
Options, RSU or DSU	Verses Global BV	800,000

The Company has also entered into severance agreements with executives of the Company. In the case of involuntary termination or a change in control, the executives are entitled to a monetary payment equal to 12 months worth of base salary, continuation for 12 months of medical and dental insurance, and immediate, accelerated vesting of all stock options, equity, and related compensation.

In addition, the Company’s remaining lease payments to the end of the life of the lease is $77,163 (to February 2024).

OUTSTANDING SHARE CAPITAL

As at	The date of this MD&A	June 30, 2023
Shares issued to Class A shareholders	76,813,621	60,534,137
Shares issued to Class B shareholders	10,000,000	10,000,000

OUTSTANDING WARRANTS

As at		The date of this MD&A	June 30, 2023
Warrants	(Note 1)	1,250,000	1,250,000
Warrants	(Note 2)	19,836,376	15,688,511
Special warrants	(Note 3)	7,018,232	-
		28,104,608	16,938,511

Notes:

(1)	Assumed from VHI - each warrant entitles the holder thereof to acquire one Class A Share of the Company for a price of CAD$0.40 per Class A Share until April 15, 2026.
(2)	- 1,155,892 finder’s warrants issued are exercisable at CAD$0.80 into one Class A share and one-half share purchase warrant, where each full warrant is exercisable at CAD $1.20 into one Class A share.
- 132,506 finder’s warrants are exercisable at CAD$1.20 into one Class A share.
- 978,794 warrants are exercisable at CAD$0.80 into one Class A share.
- 10,820,755 warrants are exercisable at CAD$1.00 into one Class A share.
- 746,964 warrants are exercisable at CAD$1.20 into one Class A share.
- 1,355,148 finder’s warrants are exercisable at CAD$1.00 into units.
- 4,650,317 warrants are exercisable at CAD$2.55 into one Class A share.
(3)	- 6,612,849 special warrants convertible to units exercisable, with no additional cost, into one Class A share and one-half share purchase warrant, where each full warrant is exercisable at CAD $2.55 into one Class A share.
- 405,383 finder’s special warrants exercisable at CAD$2.05 into one Class A share and one-half share purchase warrant, where each full warrant is exercisable at CAD $2.55 into one Class A share.

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VERSES AI INC. Management’s Discussion and Analysis As of August 14, 2023

OUTSTANDING STOCK OPTIONS

As at		The date of this MD&A	June 30, 2023
Stock options	(Note 1)	5,500,000	6,265,000

Notes:

(1)	- 3,800,000 stock options are exercisable at CAD$0.80 into one Class A shares.
- 865,000 stock options are exercisable at CAD$1.00 into one Class A shares.
- 735,000 stock options are exercisable at CAD$0.70 into one Class A shares.
- 100,000 stock options are exercisable at CAD$1.65 into one Class A shares.

OUTSTANDING RESTRICTED SHARE UNITS (“RSUs”)

As at		The date of this MD&A	June 30, 2023
RSUs	(Note 1)	500,000	500,000

Notes:

(1)	RSUs are convertible into one Class A shares or payable in cash.

TRANSACTIONS WITH RELATED PARTIES

The Company’s related parties consist of directors, executive officers, and companies owned in whole or in part by those individuals. Transactions are measured at the exchange amount, which is the amount agreed to by the parties.

Key management personnel include those persons having authority and responsibility for planning, directing and controlling the activities of the Company. The Company has determined that key management personnel consist of executive and non-executive members of the Company’s Board of Directors and senior officers.

The following fees, salaries, and expenses were incurred:

	Three months ended
	June 30,
	2023	2022
Management salaries and benefits included in management fees	$-	$288,436
Management salaries and benefits included in personnel expenses	283,835	-
Share-based payments (Note 8)	315,485	338,465
	$599,320	$626,901

The following management members incurred in the salaries:

	Three months ended
	June 30,
	2023	2022
Management salaries, Chief Executive Officer and Founder	$81,565	$80,586
Management salaries, President and Founder	71,225	69,837
Management salaries, Chief Financial Officer	61,650	72,733
Management salaries, Chief Marketing Officer	69,395	65,280
Total	$283,835	$288,436

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VERSES AI INC. Management’s Discussion and Analysis As of August 14, 2023

Amounts due to or from related parties, including amounts due to key management personnel, are unsecured, interest-free, and settlement generally occurs in cash. There have been no guarantees provided or received for any related party receivables or payables. Included in accounts payable and accrued liabilities at June 30, 2023 were amounts totaling $nil (March 31, 2023 - $nil) due to key management personnel. Included in due from related parties at June 30, 2023 were amounts totaling $1,018,448 (March 31, 2023 - $866,688) due from companies controlled by key management personnel, and a loan granted to one member of the management of the company.

FINANCIAL INSTRUMENTS

As of June 30, 2023, the Company’s financial instruments consist of cash, accounts receivable, due from related parties, accounts payable and accrued liabilities, restricted share unit liability, loans payable, lease liability, convertible debentures, and SAFEs.

IFRS 13 Fair Value Measurement establishes a fair value hierarchy based on the level of independent, objective evidence surrounding the inputs used to measure fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. IFRS 13 prioritizes the inputs into three levels that may be used to measure fair value:

Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical unrestricted assets or liabilities.

Level 2 – Inputs that are observable, either directly or indirectly, but do not qualify as Level 1 inputs (i.e., quoted prices for similar assets or liabilities).

Level 3 – Prices or valuation techniques that are not based on observable market data and require inputs that are both significant to the fair value measurement and unobservable.

The Company uses judgment to select the methods used to make certain assumptions and in performing the fair value calculations in order to determine (a) the values attributed to each component of a transaction at the time of their issuance; (b) the fair value measurements for certain instruments that require subsequent measurement at fair value on a recurring basis; and (c) for disclosing the fair value of financial instruments subsequently carried at amortized cost. These valuation estimates could be significantly different because of the use of judgment and the inherent uncertainty in estimating the fair value of these instruments that are not quoted in an active market.

The fair value of cash and restricted cash is measured using Level 1 inputs and the fair value of SAFEs is measured using Level 3 inputs.

The carrying value of the Company’s other financial instruments approximate their fair values due to their short-term maturities.

There were no transfers between the levels of the fair value hierarchy during the year.

As of June 30, 2023	Level 1	Level 2	Level 3	Total
Assets:
Cash	$6,218,369	$-	$-	$6,218,369
Liabilities:
SAFE	$-	$-	$1,025,000	$1,025,000
Convertible Debentures	$-	$5,475,203	$-	$5,475,203

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VERSES AI INC. Management’s Discussion and Analysis As of August 14, 2023

As of March 31, 2023	Level 1	Level 2	Level 3	Total
Assets:
Cash	$4,397,281	$-	$-	$4,397,281
Liabilities:
SAFE	-	-	$1,025,000	$1,025,000
Convertible Debentures	$-	$4,905,334	$-	$4,905,334

Credit risk

Credit risk is the risk of loss associated with a counterparty’s inability to fulfill its payment obligations. The financial instrument that potentially subjects the Company to concentrations of credit risk consists principally of cash, accounts receivable, and due from related parties. To minimize the credit risk, the Company places its cash with high-quality financial institutions.

Amounts due from related parties of $1,018,448 (March 31, 2023 - $866,688) are due from companies controlled by key management personnel and as such, credit risk is assessed as low. As of June 30, 2023, management assessed that there is no need to provide a credit loss allowance.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company has a planning and budgeting process in place to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis. The Company ensures that there are sufficient funds to meet its short-term business requirements, taking into account its anticipated cash flows from operations and its holdings of cash.

Contractual cash flow requirements as of June 30, 2023, were as follows:

	<1 year $	1-2 years $	2-5 years $	>5 years $	Total $
Accounts payable and accrued liabilities	2,071,628	-	-	-	2,071,628
Leases	77,163	-	-	-	77,163
SAFE	1,025,000	-	-	-	1,025,000
Loans payable	7,752	7,752	23,256	103,968	142,728
Convertible debentures	5,833,422	-	-	-	5,833,422
Total	9,014,965	7,752	23,256	103,968	9,149,941

As of June 30, 2023, the Company had working capital of $1,665,651 (March 31, 2023 - $640,853).

Foreign exchange risk

Foreign exchange risk is the risk that the fair value or future cash flows will fluctuate due to changes in foreign exchange rates. The Company has financial assets denoted in Euros and Canadian dollars, and is therefore exposed to exchange rate fluctuations. As of June 30, 2023, the Company had the equivalent of $32,589 (March 31, 2023 - $18,423) in net financial liabilities denominated in Euros and $20,886 (March 31, 2023 - $671,405) net financial liabilities denominated in Canadian dollars.

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VERSES AI INC. Management’s Discussion and Analysis As of August 14, 2023

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market interest rates. The interest earned on cash balances approximate fair value rates, and the Company is not at a significant risk to fluctuating interest rates. As of June 30, 2023, the Company does not hold any liabilities that are subject to fluctuations in market interest rates.

Price risk

Price risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market prices, other than those arising from interest rate risk or currency risk. The Company is not exposed to other price risk.

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL STATEMENTS

The information included in the audited consolidated financial statement and this MD&A is the responsibility of management, and their preparation requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the condensed consolidated interim financial statements, and the reported amount of expenses during the reported period. Actual results could differ from those estimates.

CONFLICT IN UKRAINE

The Company’s business financial condition and results of operations may be further negatively affected by economic and other consequences from the conflict in the Ukraine and the sanctions imposed in response to that action in late February 2022. While the Company expects any direct impacts of the pandemic and the conflict in Ukraine to the business to be limited, the indirect impacts on the economy and on the industry the company operates, and other industries in general could negatively affect the business and may make it more difficult for it to raise equity or debt financing. There can be no assurance that the Company will not be impacted by adverse consequences that may be brought about on its business, results of operations, financial position and cash flows in the future.

RELIANCE ON KEY PERSONNEL

The success of the Company will be largely dependent upon the performance of its management and key employees and contractors. In assessing the risk of an investment in the shares of the Company, potential investors should realize that they are relying on the experience, judgment, discretion, integrity and good faith of the proposed management of the Company.

CONFLICTS OF INTEREST

Certain directors and officers of the Company will be engaged in, and will continue to engage in, other business activities on their own behalf and on behalf of other companies. As a result of these and other activities, such directors and officers of the Company may become subject to conflicts of interest. The BCBCA provides that in the event that a director or senior officer has a material interest in a contract or proposed contract or agreement that is material to the issuer, the director or senior officer must disclose his or her interest in such contract or agreement and a director must refrain from voting on any matter in respect of such contract or agreement, subject to and in accordance with the BCBCA. To the extent that conflicts of interest arise, such conflicts will be resolved in accordance with the provisions of the BCBCA. To the knowledge of the management of the Company, as at the date of this MD&A, there are no existing or potential material conflicts of interest between the Company and a director or officer of the Company, except as otherwise disclosed in this MD&A.

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VERSES AI INC. Management’s Discussion and Analysis As of August 14, 2023

DIVIDENDS

To date, the Company has not paid any dividends on its outstanding common shares. Any decision to pay dividends on the shares of the Company will be made by the Board of Directors on the basis of the Company’s earnings, financial requirements and other conditions.

LIMITED OPERATING HISTORY

The Company was incorporated in November 2020 and has yet to generate a profit from its activities. The Company will be subject to all of the business risks and uncertainties associated with any business enterprise, including the risk that it will not achieve its growth objective. The Company anticipates that it may take several years to achieve positive cash flow from operations. There is no certainty that the Company will produce revenue, operate profitably or provide a return on investment in the future.

OTHER RISK FACTORS

The Company is subject to a number of other risks and uncertainties and is affected by several factors which could have a material adverse effect on the Company’s business, financial condition, operating results, and/or future prospects. These risks should be considered when evaluating an investment in the Company and may, among other things, cause a decline in the price of the Company’s securities. The risks and uncertainties which management considered the most material to the Company’s business are described in the section entitled, “RISK FACTORS” of the Company’s Annual Information Form filed on SEDAR on June 29, 2023.

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROLS OVER FINANCIAL REPORTING

Disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed in the reports that the Company publicly files is recorded, processed, summarized and reported within a timely manner and that such information is accumulated and communicated to the Company’s management, including its Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), as appropriate, to allow timely decisions regarding disclosure. An evaluation of the design of the Company’s disclosure controls and procedures, as defined under National Instrument 52-109 - Certification of Disclosure in issuers’ Annual and Interim Filings (“NI 52-109”), was carried out under the supervision of the CEO and CFO and with the participation of the Company’s management. Based on that evaluation, the CEO and CFO have concluded that the design and implementation of these controls were effective as of June 30, 2023.

Company also maintains a system of internal controls over financial reporting designed under the supervision of the Company’s CEO and CFO to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. As required by NI 52-109, the CEO and CFO have caused the effectiveness of the internal controls over financial reporting to be evaluated using the framework (2013) established by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on that evaluation, the CEO and CFO have concluded that the design and implementation of the Company’s internal controls over financial reporting, as defined by NI 52-109, were effective as at June 30, 2023.

ADDITIONAL INFORMATION

Additional information about the Company, including the financial statements, is available on the Company’s website at https://www.verses.ai and on SEDAR at www.sedarplus.ca.

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